SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC
Mail Processing
Section

JUL 02 2008

Washington, DC
101

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED **DECEMBER 31, 2007**

08054519

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _____ TO _______

Commission file number 1-3701

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION
(Full Title of the Plan)

PROCESSED
JUL 07 2008
THOMSON REUTERS

AVISTA CORPORATION
1411 East Mission Avenue
Spokane, Washington 99202-2600
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

THE INVESTMENT AND EMPLOYEE STOCK
OWNERSHIP PLAN FOR EMPLOYEES OF
AVISTA CORPORATION

Financial Statements

Attached are the Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

See Exhibit Index on page 2-1.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Financial Statements and Report of Independent Registered Public Accounting Firm

December 31, 2007 and 2006

Powerful insight. Proven results.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Contents

LeMaster Daniels PLLC
Certified Public Accountants and Advisors

100
1908-2008

Bellevue
Boise
Colfax
Grandview
Moses Lake
Omak
Othello
Quincy
Spokane
Tri-Cities
Walla Walla
Wenatchee
Yakima

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Compensation & Organization Committee
Investment and Employee Stock Ownership Plan
for Employees of Avista Corporation
Spokane, Washington

We have audited the accompanying statements of net assets available for benefits of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation (Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LeMaster & Daniels PLLC

Spokane, Washington
June 26, 2008

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Statements of Net Assets Available for Benefits

	December 31, 2007	December 31, 2006
ASSETS:		
Investments, at fair value:		
Common and preferred stock	$ 38,004,810	$ 46,042,618
Mutual funds	194,731,149	177,199,617
Common/collective trust	38,081,224	34,709,212
Participant loans	3,022,746	3,042,440
Total investments	273,839,929	260,993,887
Contributions receivable:		
Employer contributions	203,034	373,752
Participant contributions	-	373,842
Other	-	8,961
	203,034	756,555
Total assets	274,042,963	261,750,442
LIABILITIES:		
Broker payable for unsettled trades	3,625	27,679
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	274,039,338	261,722,763
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	205,537	333,995
NET ASSETS AVAILABLE FOR BENEFITS	$ 274,244,875	$ 262,056,758

See accompanying notes to financial statements.

Investment and Employee Stock Ownership Plan for Employees of Avista Corporation

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31, 2007	2006
ADDITIONS:		
Investment income:		
Interest and dividends	$ 13,467,968	$ 10,203,503
Net appreciation (depreciation) in fair value of investments	(2,464,765)	32,464,608
	11,003,203	42,668,111
Contributions:		
Employer	4,621,813	4,416,623
Participant	11,107,228	10,589,897
Rollovers	1,220,715	780,784
	16,949,756	15,787,304
	27,952,959	58,455,415
DEDUCTIONS:		
Benefits paid to participants	15,547,136	11,672,000
Administrative expenses	217,706	140,631
	15,764,842	11,812,631
NET INCREASE	12,188,117	46,642,784
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	262,056,758	215,413,974
End of year	$ 274,244,875	$ 262,056,758

See accompanying notes to financial statements.

NOTE 1 – DESCRIPTION OF THE PLAN:

The following description of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation (Plan) provides only general information. Participants should refer to the Plan document for a more complete description.

a. *General* – Effective January 1, 1984, Avista Corporation (Corporation) established an Employee Investment Plan under Section 401(k) of the Internal Revenue Code as a supplemental plan to the Retirement Plan for Employees of Avista Corporation. The Plan, which was restated effective January 1, 2002, is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all statutory revisions thereto. The purpose of this Plan, in which participation is voluntary, is to encourage employees to systematically save a portion of their current compensation and to supplement their savings with contributions from the Corporation. Employees are eligible to participate in the Plan after their first pay period following employment. All employees of Avista Corporation, Avista Utilities, Avista Advantage, and Avista Energy (collectively, "Company" or "Avista") are eligible to participate in the Plan. Employees are eligible to participate in the Plan after their first pay period following employment. Students, leased employees, and collectively bargained employees (other than collectively bargained employees whose employment is subject to the terms of a collective bargaining agreement which provides for participation in the Plan) are ineligible to participate in the Plan.

b. *Contributions* – Plan participants make contributions during any payroll period for which they receive earnings as eligible employees in an amount equal to but not less than 1% of their earnings. A participating employee's annual before-tax contribution was subject to federal limits of $15,500 in 2007 and $15,000 in 2006. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employee contributions represent tax-deferred compensation and Roth 401(k) after tax compensation and may be invested in the employee's choice of various fund options (each with a different investment objective and risk) in the combination specified by the employee. Employee contributions are made by payroll deduction and transferred to the Plan trustee as soon as practicable following the payroll period in which such amounts are withheld.

   The Corporation and most subsidiaries have an obligation to the trust fund for an amount equal to 75% of employee contributions that do not exceed 6% of the employee's salary. Employer contributions are first applied to the Employee Stock Ownership Plan (ESOP) Fund to set aside a fixed number of shares of Corporation stock (see note 8). If these shares do not satisfy the required employer contribution for the quarter, additional shares of Corporation stock are purchased from the Corporation or on the open market and applied to the Avista Corporation Company Stock Fund. Shares are distributed to the accounts of participants in the proportion that each participant's contribution bears to total employee contributions for that quarter. Employer contributions are made out of current or accumulated earnings of the Corporation.

   The Plan was amended effective August 1, 2005, to provide that company matching contributions are made in the form of cash that is invested as directed by participants from among the investment options offered under the Plan. In addition, each participant may elect to diversify up to 100% of the value of the common stock held in their ESOP account.

NOTE 1 -- DESCRIPTION OF THE PLAN (continued):

c. *Participant accounts* – Each participant's account is credited with the participant's contribution and allocations of (a) the Corporation's contribution and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

d. *Vesting* – Participant contributions are 100% vested at all times. Participants vest 100% in the employer matching contribution after one year of service.

e. *Participant loans* – Participants may borrow the lesser of $50,000 or 50% of their vested account balance, but in no case less than $1,000. Interest on the principal balance outstanding is charged at the prime rate plus 1%. Loans, which are secured by the participant's account balance, are repaid by payroll deduction over a term not to exceed five years (10 years for a primary residence loan).

f. *Payment of benefits* – Distributions to participants are permitted for termination, retirement, death, disability, or financial hardship as determined by the Compensation & Organization Committee. A participant with a financial hardship which imposes an immediate and heavy financial need that cannot be reasonably met by other sources may, with the approval of the Compensation & Organization Committee, withdraw a portion of his/her account balance subject to provisions of the Plan. Distributions due to termination shall commence as soon as administratively feasible following the date a participant terminates employment. Distributions may be made in a lump sum, equal annual installments over a period not to exceed 3 years, or monthly installments over not more than 15 years. If the vested amount is less than $1,000, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $1,000, the participant must consent to the distribution before it may be made.

g. *Administration* – The Vanguard Group, Inc. (Vanguard) holds and invests Plan assets in accordance with directions from the Employer. Records of participant account activity are processed and maintained by Vanguard, which also performs other administrative support services for the Plan. Certain administrative functions are performed by officers or employees of the Employer appointed by the Corporation's Board of Directors (Compensation & Organization Committee). No such officer or employee receives compensation from the Plan. Certain expenses of maintaining and administering the Plan are paid out of the assets of the Plan. All remaining administrative expenses are paid directly by the Corporation.

h. *Forfeited accounts* – At December 31, 2007 and 2006, forfeited nonvested accounts totaled $58,740 and $54,227, respectively. These accounts are used first to restore accounts for returning participants, and then are used to reduce the *Company's* obligations to make contributions under the Plan. If there are any excess forfeitures after the Company makes Company matching contributions, the excess amount may be used to pay administrative expenses under the Plan. In 2007, no forfeitures were used to restore accounts for returning participants.

NOTE 1 — DESCRIPTION OF THE PLAN (continued):

i. *Voting rights* – Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote any shares on which such instructions have not been received, as well as unallocated shares, proportionately in the same manner as Common Stock for which the Trustee has received voting instructions, unless the trustee determines that to do so would not be consistent with ERISA or a voting participant elects not to have his vote be used in this manner, in which case the Trustee will vote the non-voted or unallocated Common Stock in a manner consistent with ERISA. Fractional shares will be combined to the largest number of whole shares and voted by the Trustee to the extent possible to reflect the voting direction of whole shares by the participants holding fractional shares.

j. *Diversification* – Diversification is offered to participants so that they may have the opportunity to move the value of their investment in the Corporation stock into investments which are more diversified. Participants are entitled to make an election to diversify up to 100% of the value of the Commcn Stock held in their ESOP account.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. *Basis of accounting* – The accounting records of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. An addition is recorded and a receivable established for employer and employee contributions and investment income not received by the Plan prior to the Plan year end. A deduction is recorded and a liability established for obligations incurred in one period but paid in another.

b. *Investment valuation and income recognition* – Investments are stated at fair value, which is determined by using market quotations and other information available at the valuation date. Investments in common/collective trust funds are presented at estimated fair value, which is determined based on the unit value of the fund. Unit value is determined by an independent trustee, which sponsors the fund, by dividing the fund's net assets by its units outstanding at the valuation date. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Avista Corporation Company Stock Fund includes shares of Avista Corporation and cash, and is reported based on unitized value. Participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

c. *Payment of benefits* – Benefits are recorded when paid.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

d. *Use of estimates* – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

e. *New accounting pronouncements* – As of the year ended December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position (FSP) Nos. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA* Investment *Company Guide and Defined-Contribution Health and Welfare and Pension Plans.* This FSP amends the guidance in AICPA Statement of Position 94-4, *Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans,* with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in benefit-responsive investment contracts be presented at fair value in the statements of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statements of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006, and must be applied retroactively to all prior periods presented. The effect of adopting the FSP had no impact on net assets available for benefits or changes in net assets available for benefits, as such investments have historically been presented at contract value.

   In September 2006, FASB issued Statement No. 157, *Fair Value Measurements* (FAS 157). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan is currently evaluating the statement's impact on its financial statements.

NOTE 3 — INVESTMENTS:

As of December 31, 2007 and 2006, the Plan's investments were held by Vanguard. Investments that represent 5% or more of the Plan's net assets in either year are separately identified:

	December 31,	
	2007	2006
Vanguard Retirement Savings Trust	$ 38,081,224	$ 34,709,212
Dodge & Cox Stock Fund	13,933,238	14,587,098
Julius Baer International Equity Fund	17,114,427	14,736,829
Vanguard 500 Index Fund	40,301,888	38,879,035
Vanguard Small Cap Growth Index Fund	20,291,092	19,650,641

NOTE 3 — INVESTMENTS (continued):

	December 31, 2007	December 31, 2006
Vanguard Total Bond Market Index Fund	$ 18,353,999	$ 13,468,792
Vanguard Wellington Fund	31,268,277	29,096,132
Avista Corporation Company Stock Fund	35,008,300	43,351,392
Other mutual funds	53,468,228	46,781,090
Self-directed accounts	2,996,510	2,691,226
Participant loans	3,022,746	3,042,440
Total investments at fair value	273,839,929	260,993,887
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	205,537	333,995
Total investments, net	$274,045,466	$261,327,882

Net appreciation (depreciation) in fair value of the Plan's investments (including investments bought, sold, and held during the year) for the years ended December 31, 2007 and 2006, was as follows:

	Years Ended December 31, 2007	Years Ended December 31, 2006
Mutual funds	$ 3,690,258	$ 15,977,646
Common and preferred stock	(6,155,023)	16,486,962
	$ (2,464,765)	$ 32,464,608

Plan investments in the Avista Corporation Company Stock Fund represented 12.78% and 16.58% of total Plan assets at December 31, 2007 and 2006, respectively. For the years ended December 31, 2007 and 2006, on these investments the Plan experienced net appreciation (depreciation) in fair value of $(6,232,000) and $12,340,000, respectively.

NOTE 4 — INVESTMENT CONTRACT:

In 1999, the Plan entered into a benefit-responsive investment contract with Vanguard. Vanguard maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and adjusted for the difference between the fair value and contract value as reported to the Plan by Vanguard. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting rates were approximately 5% and 4% at December 31, 2007 and 2006, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

NOTE 5 — RELATED-PARTY TRANSACTIONS:

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE 6 — PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue Plan contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their respective account balances.

NOTE 7 — INCOME TAX STATUS:

The Plan obtained its latest determination letter in July 2002 in which the Internal Revenue Service stated that the Plan is qualified and the related trust is tax exempt under the appropriate sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 8 — EMPLOYEE STOCK OWNERSHIP PLAN (ESOP):

In April 1990 an ESOP component was added to the Plan. The Corporation and the trustee executed a promissory note in the amount of $14,125,000 in consideration for 500,000 new shares of Corporation stock that were transferred to an ESOP trust fund (number of shares subsequently doubled due to 2-for-1 stock split). As quarterly principal payments were made against the note, a fixed number of shares was released from the trust fund and transferred to the ESOP fund where they were allocated to Plan participants. The note was repaid over a 15-year term at an annual interest rate of 9.5%. This note was paid in full as of April 2006.

The note was collateralized by the unallocated shares of Corporation stock remaining in the trust fund. There were no unallocated shares at December 31, 2007 and 2006, respectively. Allocated portions of the ESOP component of the Plan are as follows:

	December 31,	
	2007	2006
Number of Corporation shares	1,000,000	1,000,000
Cost	$14,125,020	$14,125,020
Market	$17,000,000	$17,000,000

Effective January 1, 2006, the Avista Corporation Company Stock Fund was designated an ESOP. Employer and employee contributions into Avista Corporation stock are classified as ESOP contributions.

NOTE 9 — RISKS AND UNCERTAINTIES:

The Plan provides for various investment options in any combination of mutual funds. Investment securities of these types are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

NOTE 10 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of certain items at December 31, 2007, per the financial statements to Form 5500:

Net assets available for benefits per the financial statements	$274,244,875
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(205,537)
Net assets available for benefits per Form 5500	$274,039,338
Investment income per the financial statements	$ 11,003,203
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(205,537)
Investment income per Form 5500	$ 10,797,666

NOTE 11 — SUBSEQUENT EVENT:

As of January 1, 2008, the Plan has been amended to provide for automatic enrollment upon reaching eligibility requirements. All eligible employees will be enrolled in the Plan at a minimum rate of 3% with a 1% increase each January up to a maximum of 6%. Participants may elect to opt out of the Plan at any time.

SUPPLEMENTAL INFORMATION

Schedule of Assets Held for Investment Purposes — December 31, 2007

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Common/collective trust:		
* Vanguard Retirement Savings Trust	38,081,224 shares	$ 38,081,224
Mutual funds:		
Artisan International Fund	313,342 shares	9,362,646
Champlain Small Company Fund	42,324 shares	542,165
Dodge & Cox Stock Fund	100,776 shares	13,933,238
Dodge & Cox International Stock Fund	294,983 shares	13,575,135
Julius Baer International Equity Fund	392,173 shares	17,114,427
* Vanguard 500 Index Fund	298,201 shares	40,301,888
* Vanguard Mid Cap Index Fund	633,303 shares	13,109,363
* Vanguard PRIMECAP Fund	156,779 shares	11,295,945
* Vanguard Small Cap Growth Index Fund	1,014,048 shares	20,291,092
* Vanguard Small Cap Value Index Fund	262,046 shares	4,059,084
* Vanguard Total Bond Market Index Fund	1,806,496 shares	18,353,999
* Vanguard Wellington Fund	958,562 shares	31,268,277
Veracity Small Cap Value Fund	65,628 shares	1,523,890
Total mutual funds		194,731,149
Common and preferred stock:		
* Avista Corporation	2,419,371 shares	35,008,300
Self-directed securities	Various	2,996,510
Total common and preferred stock		38,004,810
Participant loans	Interest rates from 5% to 10.5% per annum; maturity dates from 2007 to 2016	3,022,746
		$ 273,839,929

* Represents party-in-interest to the Plan

Since all investments are participant-directed, cost information is omitted in accordance with instructions for preparation of 2007 Form 5500, Return of Employee Benefit Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Executive Vice President & Chief Financial Officer, of Avista Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane, State of Washington, on June 27, 2008.

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION

By /s/ [signature]

Name: Malyn K. Malquist

Title: Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit 23. Independent Auditors' Consent of LeMaster & Daniels, PLLC

Exhibit 23

LeMaster Daniels PLLC
Certified Public Accountants and Advisors

100
1908-2008

Bellevue
Boise
Colfax
Grandview
Moses Lake
Omak
Othello
Quincy
Spokane
Tri Cities
Walla Walla
Wenatchee
Yakima

CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

We consent to the incorporation of our report dated June 26, 2008, appearing in the Annual Report on Form 11-K of the Investment and Employee Stock Ownership Plan for Employees of Avista Corporation for the year ended December 31, 2007.

LeMaster & Daniels PLLC

Spokane, Washington
June 27, 2008

END